

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Léo Apotheker
President & Chief Executive Officer
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

> **Re: Hewlett-Packard Company**
> **Form 10-K for the Year Ended October 31, 2010**
> **Filed December 15, 2010**
> **File No. 001-04423**

Dear Mr. Apotheker:

We have reviewed your letter dated February 16, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 2, 2011.

Form 10-K for the Year Ended October 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1.   We note your response to prior comment 2 and your liquidity discussion on page 61 where you indicate that the company intends for certain cash balances to remain outside of the U.S. and that you believe you have sufficient sources of liquidity to meet your U.S. liquidity needs through ongoing cash flows, external borrowings or both. While we note your intent is to permanently reinvest such funds outside of the U.S., we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently

available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. In addition, we note your response also indicates that the majority of the cash held outside of the United States is utilized to support non-U.S. liquidity needs. Tell how you considered expanding your liquidity disclosures to also include a discussion regarding the company's ability to meet your non-U.S. liquidity needs.

Note 14. Taxes on Earnings, page 122

2.   We note your response to our prior comment 3. Given the lower income tax rates in other jurisdictions have a significant impact on your effective rate, please confirm that you will expand your disclosure in future filings to state the jurisdictions which contribute the most to this reconciling item.

Note 16. Retirement and Post-Retirement Benefit Plans, page 129

3.   We note your response to our prior comment 4. In an effort to better understand your accounting, please explain to us how no longer receiving the retiree drug subsidy results in a decrease of prior service costs and projected benefit obligation. Also please tell us the amount of the adjustment to accumulated other comprehensive income as well as the amount of the change in deferred taxes.

Note 18. Litigation and Contingencies, page 140

4.   We note your response to our prior comment 5. Please confirm for us that you will either expand your disclosures in future filings to state, if true, that it is not reasonably possible that an additional material loss has been incurred in an amount in excess of amounts already recognized or clarify your current disclosure where you state, "it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies…", to be consistent with your response.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief